Exhibit 12
CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of CenterPoint Energy, Inc.)
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(millions of dollars)

	Year Ended December 31,
	2002	2003	2004	2005	2006
Net income	$120	$129	$144	$193	$206
Income taxes	88	59	87	116	117
Capitalized interest	(1)	(1)	(2)	(1)	(6)

	207	187	229	308	317

Fixed charges, as defined:
Interest expense	154	179	178	176	167
Capitalized interest	1	1	2	1	6
Interest component of rentals charged to operating expense	10	9	10	11	17

Total fixed charges	165	189	190	188	190

Earnings, as defined	$372	$376	$419	$496	$507

Ratio of earnings to fixed charges	2.25	1.99	2.20	2.64	2.67